UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 7)

Performance Shipping Inc.

(Name of Subject Company (Issuer))

Sphinx Investment Corp.

(Offeror)

Maryport Navigation Corp.

(Parent of Offeror)

George Economou

(Affiliate of Offeror)

(Names of Filing Persons)

Common shares, $0.01 par value

(including the associated Preferred stock purchase rights)

(Title of Class of Securities)

Y67305105

(CUSIP Number of Class of Securities)

Kleanthis Spathias

c/o Levante Services Limited

Leoforos Evagorou 31, 2nd Floor, Office 21

1066 Nicosia, Cyprus

+35 722 010610

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:

Richard M. Brand

Kiran S. Kadekar

Cadwalader, Wickersham & Taft LLP

200 Liberty Street

New York, NY 10281

(212) 504-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☒	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

As permitted by General Instruction G to Schedule TO, this Schedule TO is also Amendment No. 12 to the Schedule 13D filed by Sphinx Investment Corp. (the “Offeror”), Maryport Navigation Corp. and Mr. George Economou on August 25, 2023 (and amended on August 31, 2023, September 5, 2023 and September 15, 2023, further amended twice on each of October 11, 2023 and October 30, 2023, and further amended on November 15, 2023, December 5, 2023, March 26, 2024 and June 27, 2024) in respect of the Common Shares of the Company.

CUSIP No. Y67305105

1.	Names of Reporting Persons Sphinx Investment Corp.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Republic of the Marshall Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,033,859*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,033,859*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,033,859*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.3%**
14.	Type of Reporting Person (See Instructions) CO

* All reported Common Shares are held by Sphinx Investment Corp. Sphinx Investment Corp. is a wholly-owned subsidiary of Maryport Navigation Corp., which is a Liberian company controlled by Mr. Economou.

** Based on the 12,432,158 Common Shares stated by the Issuer as being outstanding as at July 24, 2024 in Exhibit 99.2 to Form 6-K filed with the United States Securities and Exchange Commission (the “SEC”) on July 25, 2024 (the “Form 6-K”).

CUSIP No. Y67305105

1.	Names of Reporting Persons Maryport Navigation Corp.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Liberia
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,033,859*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,033,859*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,033,859*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.3%**
14.	Type of Reporting Person (See Instructions) CO

* All reported Common Shares are held by Sphinx Investment Corp. Sphinx Investment Corp. is a wholly-owned subsidiary of Maryport Navigation Corp., which is a Liberian company controlled by Mr. Economou.

** Based on the 12,432,158 Common Shares stated by the Issuer as being outstanding as at July 24, 2024 in its Form 6-K.

CUSIP No. Y67305105

1.	Names of Reporting Persons George Economou

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Greece
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,033,859*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,033,859*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,033,859*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.3%**
14.	Type of Reporting Person (See Instructions) IN

* All reported Common Shares are held by Sphinx Investment Corp. Sphinx Investment Corp. is a wholly-owned subsidiary of Maryport Navigation Corp., which is a Liberian company controlled by Mr. Economou.

** Based on the 12,432,158 Common Shares stated by the Issuer as being outstanding as at July 24, 2024 in its Form 6-K.

This Amendment No. 7 (this “Amendment No. 7”) is filed by the Offeror (as defined below), Maryport (as defined below) and Mr. George Economou and amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on October 11, 2023 and amended and supplemented pursuant to Amendment No. 1 and Amendment No. 2, each of which was filed with the SEC on October 30, 2023, Amendment No. 3 which was filed with the SEC on November 15, 2023, Amendment No. 4 which was filed with the SEC on December 5, 2023, Amendment No. 5 which was filed with the SEC on March 26, 2024, and Amendment No. 6 which was filed with the SEC on June 27, 2024 (such original Tender Offer Statement on Schedule TO as so amended and supplemented (including any exhibits and annexes attached thereto), the “Original Schedule TO”), and as hereby amended and supplemented (including by the exhibits and annexes hereto), together with any subsequent amendments and supplements thereto, this “Schedule TO”) by Sphinx Investment Corp., a corporation organized under the laws of the Republic of the Marshall Islands (the “Offeror”), Maryport Navigation Corp., a corporation organized under the laws of the Republic of Liberia that is the direct parent of the Offeror (“Maryport”), and Mr. George Economou, who directly owns Maryport and controls each of the Offeror and Maryport. This Schedule TO relates to the tender offer by the Offeror to purchase all of the issued and outstanding common shares, par value $0.01 per share (the “Common Shares”), of Performance Shipping Inc., a corporation organized under the laws of the Republic of the Marshall Islands (the “Company”) (including the associated preferred stock purchase rights (the “Rights”, and together with the Common Shares, the “Shares”) issued pursuant to the Stockholders’ Rights Agreement, dated as of December 20, 2021, between the Company and Computershare Inc. as Rights Agent (as it may be amended from time to time)), for $3.00 per Share in cash, without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in (a) the Amended and Restated Offer to Purchase, dated October 30, 2023, a copy of which is attached to the Schedule TO as Exhibit (a)(1)(G), as amended and supplemented by the Supplement to the Amended and Restated Offer to Purchase dated December 5, 2023, a copy of which is attached to the Schedule TO as Exhibit (a)(1)(O) (the “Offer to Purchase”), (b) the related revised Letter of Transmittal, a copy of which is attached to the Schedule TO as Exhibit (a)(1)(H) (the “Letter of Transmittal”), and (c) the related revised Notice of Guaranteed Delivery, a copy of which is attached to the Schedule TO as Exhibit (a)(1)(I) (the “Notice of Guaranteed Delivery”) (which three documents, including any amendments or supplements thereto, collectively constitute the “Offer”).

As permitted by General Instruction G to Schedule TO, this Schedule TO is also Amendment No. 12 to the Schedule 13D filed by the Offeror, Maryport and Mr. Economou on August 25, 2023 (and amended on August 31, 2023, September 5, 2023 and September 15, 2023, further amended twice on each of October 11, 2023 and October 30, 2023, and further amended on November 15, 2023, December 5, 2023, March 26, 2024, and June 27, 2024) in respect of the Common Shares.

This Amendment No. 7 is being filed to amend and supplement the Schedule TO. Except as amended hereby to the extent specifically provided herein, all terms of the Offer and all other disclosures set forth in the Schedule TO and the Exhibits thereto remain unchanged and are hereby expressly incorporated into this Amendment No. 7 by reference. Capitalized terms used and not otherwise defined in this Amendment No. 7 shall have the meanings assigned to such terms in the Schedule TO and the Offer to Purchase.

Items 1 through 9 and Item 11

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO are hereby amended and supplemented as set forth below:

1.	The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is hereby amended and supplemented by deleting the fourth sentence of the discussion set forth under the caption “WHO IS OFFERING TO BUY MY SHARES?” in its entirety and replacing it with the following:

“The Offeror, Maryport and Mr. Economou beneficially own an aggregate of approximately 8.3% of the issued and outstanding Shares, based on the number of Shares publicly disclosed by the Company as outstanding as of July 24, 2024.”

2.	The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is hereby amended and supplemented by deleting the last sentence of the discussion set forth under the caption “WHAT ARE THE CLASSES AND AMOUNTS OF SECURITIES SOUGHT IN THE OFFER?” in its entirety and replacing it with the following:

“According to Exhibit 99.2 to Form 6-K, which was filed by the Company with the Securities and Exchange Commission (the “SEC”) on July 25, 2024, there were 12,432,158 Common Shares outstanding as of July 24, 2024.”

3.	The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is hereby amended and supplemented by deleting the discussion set forth under the caption “WHAT IS THE MARKET VALUE OF MY SHARES AS OF A RECENT DATE?” in its entirety and replacing it with the following:

“On October 10, 2023, the last full trading day before the commencement of the Offer, the closing price of the Shares on the Nasdaq Capital Market was $1.68 per Share. On August 14, 2024, the last full trading day before the filing of Amendment No. 7 to Schedule TO, the closing price of Common Shares reported on the Nasdaq Capital Market was $2.04 per Share. The Offer represents a premium of 78.6% over the Company’s closing Share price on October 10, 2023, and a premium of 47.1% over the Company’s closing Share price on August 14, 2024. We advise you to obtain a recent quotation for the Shares and further consult with your financial and other advisors in deciding whether to tender your Shares. See Section 6 of the Offer to Purchase - “PRICE RANGE OF THE SHARES; DIVIDENDS”.”

4.	The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is hereby amended and supplemented by deleting the discussion set forth under the caption “THE COMPANY CLAIMS THAT THE SATISFACTION OF THE SERIES C CONDITION IS NOT WITHIN THE CONTROL OF THE COMPANY, THE BOARD OR THE SPECIAL COMMITTEE. WHAT IS THE OFFEROR’S POSITION?” in its entirety and replacing it with the following:

“The Amended Company Recommendation states that “the Special Committee believes that none of the Company’s governing documents, including its Articles of Incorporation and bylaws and the Series C Certificate, or applicable law, including the [Marshall Islands Business Corporations Act], grant the Company, the Board or the Special Committee the authority to effect a cancellation of the Series C Preferred Stock for no consideration”.  Because the Offeror disagrees, the Offeror has initiated legal proceedings in the High Court of the Republic of the Marshall Islands against the Company, Chairperson Aliki Paliou, Company Chief Executive Officer Andreas Michalopoulos, former Company directors Symeon Palios (together with Paliou and Michalopoulos, the “Paliou Family Insiders”), Giannakis (John) Evangelou, Antonios Karavias, Christos Glavanis and Reidar Brekke (all of the foregoing persons, the “Director Defendants”) and controlling shareholders Mango and Mitzela, to, among other things, seek such cancellation.  See Section 18 of the Offer to Purchase – “legal proceedings” for further information regarding this litigation.”

5.	The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is hereby amended and supplemented by deleting the last three sentences of the fifth full paragraph (“Series C Condition”) of the discussion set forth under the caption “WHAT ARE THE MOST SIGNIFICANT OFFER CONDITIONS?” and replacing them with the following:

“THE OFFEROR BELIEVES THAT THIS CONDITION IS WITHIN THE CONTROL OF THE COMPANY AND THE MEMBERS OF ITS BOARD; HOWEVER, THE AMENDED COMPANY RECOMMENDATION STATES THAT THE SPECIAL COMMITTEE BELIEVES THAT IT IS NOT. Because the Offeror disagrees, the Offeror has initiated legal proceedings in the High Court of the Republic of the Marshall Islands against the company, the Paliou Family Insiders, the other Director Defendants and controlling shareholders Mango and Mitzela. See section 18 of the Offer to Purchase – “legal proceedings” for further information regarding this litigation.”

6.	The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is hereby amended and supplemented by deleting the third full paragraph of the discussion set forth under the caption “DOES THE COMPANY CONTROL ANY OF THE CONDITIONS OF THE OFFER?” in its entirety and replacing it with the following:

“The Amended Company Recommendation states that “none of the Company’s governing documents, including its Articles of Incorporation and bylaws and the Series C Certificate, or applicable law, including the BCA, grant the Company, the Board or the Special Committee the authority to effect a cancellation” of the Series C Shares held by Mango, Mitzela, Giannakis (John) Evangelou, Antonios Karavias, Christos Glavanis and Reidar Brekke for no consideration.  Because the Offeror disagrees, the Offeror has initiated legal proceedings in the High Court of the Republic of the Marshall Islands against the Company, the Paliou Family Insiders, the other Director Defendants and controlling shareholders Mango and Mitzela, to, among other things, seek such cancellation.  See Section 18 of the Offer to Purchase – “legal proceedings” for further information regarding this litigation.”

7.	The information set forth in the section of the Offer to Purchase entitled “INTRODUCTION” is hereby amended and supplemented by deleting the eighth full paragraph thereof in its entirety and replacing it with the following:

“According to Exhibit 99.2 to Form 6-K filed by the Company with the SEC on July 25, 2024, there were 12,432,158 Common Shares outstanding as of July 24, 2024. See Section 12 of the Offer to Purchase – “CERTAIN EFFECTS OF THE OFFER”.”

1

8.	The information set forth in Section 7 of the Offer to Purchase entitled “CERTAIN INFORMATION CONCERNING THE COMPANY” is hereby amended and supplemented by deleting the third full paragraph thereof in its entirety and replacing it with the following:

“According to Exhibit 99.2 to Form 6-K filed by the Company with the SEC on July 25, 2024, there were 12,432,158 Common Shares outstanding as of July 24, 2024.”

9.	The information set forth in Section 8 of the Offer to Purchase entitled “CERTAIN INFORMATION CONCERNING THE OFFEROR” is hereby amended and supplemented by deleting the seventh full paragraph thereof in its entirety and replacing it with the following:

“The Offeror, Maryport and Mr. Economou beneficially own, in the aggregate, 1,033,859 Common Shares representing approximately 8.3% of the issued and outstanding Shares. The foregoing percentage is based upon the 12,432,158 Shares stated by the Company as being outstanding as of July 24, 2024 in Exhibit 99.2 to Form 6-K filed by the Company with the SEC on July 25, 2024.”

10.	Section 10 of the Offer to Purchase entitled “BACKGROUND OF THE OFFER; PAST CONTACTS OR NEGOTIATIONS WITH THE COMPANY” is hereby supplemented by adding the following to the end thereof:

“On August 9, 2024, the Supreme Court of the State of New York located in the County of New York granted the defendants’ motions to dismiss the litigation filed by the Offeror on October 27, 2023 (the “New York Cancellation Proceedings”) on the sole basis that New York lacked personal jurisdiction over the defendants. The Court did not reach the merits of the suit.

On August 13, 2024, the Offeror initiated legal proceedings in the High Court of the Republic of the Marshall Islands against the Company, the Paliou Family Insiders, the other Director Defendants and controlling shareholders Mango and Mitzela (the “RMI Cancellation Proceedings”). The complaint filed in the High Court (the “RMI Complaint”) is substantially similar to the complaint previously filed in New York. During the pendency of the New York Cancellation Proceedings, the defendants conceded that the High Court has personal jurisdiction over them.

On August 15, 2024, the Offeror filed Amendment No. 7 to Schedule TO with respect to the Offer.”

11.	The information set forth in Section 18 of the Offer to Purchase entitled “LEGAL PROCEEDINGS” is hereby amended and supplemented by deleting the disclosure under Section 18 in its entirety and replacing it with the following:

“On October 27, 2023, the Offeror initiated the New York Cancellation Proceedings in the Supreme Court of the State of New York located in the County of New York against the Paliou Family Insiders, the other Director Defendants, the Company and controlling shareholders Mango and Mitzela by filing a summons and complaint with such court.  A copy of the complaint in the New York Cancellation Proceedings (the “New York Complaint”) was filed by the Offeror with the SEC as an exhibit to Amendment No. 1 to the Schedule TO filed by the Offeror in respect of the Offer. On January 29, 2024, the defendants filed motions to dismiss the New York Complaint. On March 14, 2024, the Offeror filed an omnibus opposition memorandum of law. On April 4, 2024, the defendants filed reply memoranda of law in further support of their motions to dismiss. On August 9, 2024, the Court granted the defendants’ motions to dismiss on the sole basis that New York lacked personal jurisdiction over the defendants. The Court did not reach the merits of the suit.

On August 13, 2024, the Offeror initiated the RMI Cancellation Proceedings in the High Court of the Republic of the Marshall Islands against the Company, the Paliou Family Insiders, the other Director Defendants, and controlling shareholders Mango and Mitzela. The RMI Complaint is substantially similar to the complaint previously filed in New York. During the pendency of the New York Cancellation Proceedings, the defendants conceded that the High Court has personal jurisdiction over them.

The RMI Complaint alleges that the defendants abused the machinery of the Company to disenfranchise common shareholders and grant control of the Company to the Paliou Family Insiders. The RMI Complaint further alleges that the defendants orchestrated the 2022 Exchange Offer, the sole purpose of which was to grant control of the Company to the Paliou Family Insiders without requiring them to pay a control premium. More specifically, the RMI Complaint alleges that (i) the defendants carefully designed the 2022 Exchange Offer that gave common shareholders the unappealing opportunity to convert their Shares to super-voting Series C Preferred Shares only after a year of holding illiquid, non-voting Series B Preferred Shares, and during a time of apparent peril for the Company, (ii) this ensured that the Paliou Family Insiders—through Mango and Mitzela, entities wholly owned by defendants Aliki Paliou and Andreas Michalopoulos, respectively—and other insiders would exchange their Shares, while public shareholders largely did not, and (iii)  in fact, the 2022 Exchange Offer had no economic rationale; its only purpose was to give control to the Paliou Family Insiders, at the expense of the voting and other rights of common shareholders. As also alleged in the complaint, to further solidify the Paliou Family Insiders’ control after the 2022 Exchange Offer, the defendants caused the Company to perform a series of dilutive stock issuances and a reverse stock split. As a result of the transactions described in the RMI Complaint, the Paliou Family Insiders went from having minority voting power to nearly 90% of the Company’s voting power, and public shareholders saw the value of their Shares drop precipitously. As explained in the RMI Complaint, the Offeror believes that the Director Defendants’ approval of the transactions that gave the Paliou Family Insiders control of the Company and disenfranchised common shareholders constituted breaches of fiduciary duties.

2

The RMI Complaint asserts five causes of action. Count I asserts a claim for breach of the fiduciary duty of loyalty against the Director Defendants, Mango, and Mitzela. Count II asserts a claim for breach of the fiduciary duty of care against the Director Defendants, Mango, and Mitzela. Count III asserts a claim for breach of the fiduciary duty of good faith against the Director Defendants, Mango, and Mitzela. Count IV asserts a claim for aiding and abetting breaches of fiduciary duties against Mango and Mitzela. Count V seeks a declaration that the Series C Preferred Shares issued to Defendants are void because the directors that approved the Exchange Offer were conflicted in that they owed loyalties to the Paliou Family Insiders.

In the RMI Cancellation Proceedings, the Offeror is requesting that the High Court among other things: (1) declare the Series C Preferred Shares purportedly held (directly or indirectly) by Mango, Mitzela, or any Director Defendant void and not entitled to vote; (2) cancel the Series C Preferred Shares Certificate; (3) cancel the Series C Preferred Shares issued to Mango, Mitzela, and any Director Defendant; or, in the alternative, rescind the issuance of any Series C Preferred Shares issued to Mango, Mitzela, and any Director Defendant; or, in the alternative, to provide an equivalent result, require the Company to issue, to the extent necessary, additional Series C Preferred Shares or another new class of preferred shares to non-defendant common shareholders to put them in the same economic, voting, governance and other position as they would have been in had the Series C Preferred Shares issued to Mango, Mitzela, and the Director Defendants been cancelled; (4) cancel the Common Shares issued to Mango, Mitzela, and any Director Defendant through conversion of Series C Preferred Shares; or, in the alternative, rescind the issuance of any such Common Shares issued to Mango, Mitzela, or any Director Defendant; or, in the alternative, to provide an equivalent result, require the Company to issue, to the extent necessary, additional Common Shares to non-defendant common shareholders to put them in the same position as they would have been in had such conversions not occurred; (5) enjoin any further conversions of Series C Preferred Shares into Common Shares; (6) enjoin Mango, Mitzela, any Director Defendant, and anyone acting in concert with those defendants, from exercising the voting rights of their Series C Preferred Shares, declaring dividends, or otherwise reaping the benefits of ownership of Series C Preferred Shares; (6) rescind any Series C Preferred Shares issued to retail shareholders and declaring such retail shareholders entitled to receive any Common Shares and funds they tendered to receive Series C Preferred Shares; (7) enjoin holders of Series B Preferred Shares from converting such shares to Series C Preferred Shares; (8) enjoin the holders of Series C Preferred Shares from converting such shares to Common Shares; (9) award the Offeror damages (including punitive damages), together with pre- and post-judgment interest, in an amount to be proven at trial; (10) award the Offeror the costs and disbursements of the Cancellation Proceedings, including reasonable attorneys’ fees; and (11) grant the Offeror any other relief that the court may deem just and proper.

The outcome of the RMI Cancellation Proceedings cannot be predicted with certainty. The Case Number for the RMI Cancellation Proceedings is Civil Action No. 2024-01276 HCT/CIV/Maj.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following text thereto:

Exhibit	Description

(a)(1)(R)	Complaint filed by Sphinx Investment Corp. in the High Court of the Republic of the Marshall Islands on August 13, 2024 (and stamped by such Court as received on August 15, 2024) (filed herewith).

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 15, 2024

SPHINX INVESTMENT CORP.

By: Levante Services Limited

By:	/s/ Kleanthis Costa Spathias
Kleanthis Costa Spathias
Director

MARYPORT NAVIGATION CORP.

By: Levante Services Limited

By:	/s/ Kleanthis Costa Spathias
Kleanthis Costa Spathias
Director

George Economou

/s/ George Economou
George Economou

EXHIBIT INDEX

Exhibit	Description

(a)(1)(A)	Offer to Purchase*

(a)(1)(B)	Form of Letter of Transmittal*

(a)(1)(C)	Form of Notice of Guaranteed Delivery*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(F)	Form of Summary Advertisement as published in the New York Times on October 11, 2023 *

(a)(1)(G)	Amended and Restated Offer to Purchase*

(a)(1)(H)	Form of revised Letter of Transmittal*

(a)(1)(I)	Form of revised Notice of Guaranteed Delivery*

(a)(1)(J)	Form of revised Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(K)	Form of revised Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(L)	Complaint filed by Sphinx Investment Corp. in the Supreme Court of the State of New York located in the County of New York*

(a)(1)(M)	Press Release issued by Sphinx Investment Corp. on October 30, 2023*

(a)(1)(N)	Press Release issued by Sphinx Investment Corp. on November 15, 2023*

(a)(1)(O)	Supplement to Amended and Restated Offer to Purchase dated December 5, 2023*

(a)(1)(P)	Press Release issued by Sphinx Investment Corp. on March 26, 2024*

(a)(1)(Q)	Press Release issued by Sphinx Investment Corp. on June 27, 2024*

(a)(1)(R)	Complaint filed by Sphinx Investment Corp. in the High Court of the Republic of the Marshall Islands on August 13, 2024 (and stamped by such Court as received on August 15, 2024)**

(b)	Not applicable.

(d)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

107	Filing Fee Table*

*   Previously filed

** Filed herewith